Harvey's Collectibles, Inc.
                               [LOGO]
                14241 SW 92nd Avenue * Miami, FL 33176
                            305 378-1948

                                                          November 14, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

              Attn: Anita Karu, Staff Attorney
              Re: Harvey's Collectibles, Inc.
                  Form SB-2 filed August 8, 2007
                  SEC File #333-145328
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Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended
(the "Securities Act"), we hereby apply for voluntary withdrawal of the above-referenced registration statement, including all amendments and exhibits thereto (the "Registration Statement"). The Registration Statement was initially filed on August 8, 2007 and has not been declared effective by the Securities and Exchange Commission.

No securities have been sold or distributed in connection with the offering covered by the Registration Statement. The registrant may undertake a subsequent private offering in reliance on Rule 155(c).

We are taking this action based on internal Company considerations, i.e., the Company's current and anticipated working capital requirements.


                            Sincerely,
                            Harvey's Collectibles, Inc.

                            By: /s/ Harvey Judkowitz
                            ----------------------------------
                            Harvey Judkowitz
                            President, Chief Executive Officer
                            and Chief Financial Officer